Exhibit 99.1

HPH Announce Participation in Investing in Tennis World Cup and F1 World Championship Sports Events

GUANGZHOU, China, July 9, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced collaboration with Singapore White Group Pte. Ltd. (“White Group”) in investing in several top-notch international sports events, including the following:

●	Davis Cup

The Davis Cup is a premier international team event in men’s tennis. Organized by the International Tennis Federation (ITF), the Davis Cup began in 1900, making it the longest-running international team competition in tennis outside of the Olympic Games. The event spans several weeks throughout the year and is held at various locations worldwide, culminating each year in the crowning of a Davis Cup champion.

●	Billie Jean King Cup

The Billie Jean King Cup is one of the most significant global women’s national tennis team competitions. Founded in 1963 to celebrate the 50th anniversary of the ITF, it is held annually and is equivalent in stature to the Davis Cup for men’s tennis. It is considered the premier international women’s team competition in tennis, with the highest level of competition and global influence.

●	Formula 1 World Championship

The Formula 1 World Championship (F1) is the pinnacle of current global motor racing competitions, organized by the Fédération Internationale de l’Automobile (FIA). Alongside the Olympic Games and the FIFA World Cup, it is recognized as one of the world’s three major sporting events.

As of date, White Group has secured the hosting rights for the 2024 Men’s Tennis World Cup and Davis Cup Finals Group Stage (2024 Davis Cup Finals Group Stage). Additionally, it has participated in the bidding process for hosting the 2024 Women’s Tennis World Cup and Billie Jean King Cup Finals (2024 Billie Jean King Cup Finals) and the 2025-2029 Tennis World Cup (a combined event for Davis Cup Finals and Billie Jean King Cup Finals). It also plans to bid for the 2025 Formula 1 World Championship (F1).

Details of the sports events are as the following:

●	The 2024 Davis Cup Finals Group Stage is scheduled to be held in Macao-Hengqin, China from September 10, 2024 to September 15, 2024;

●	The 2024 Billie Jean King Cup Finals is proposed to be held in Guangzhou or Shenzhen from November 13, 2024 to November 20, 2024.

●	The 2025-2029 Tennis World Cup is proposed to be held in Guangzhou, Shenzhen, Hong Kong, Hengqin Guangdong-Macao Shenzhen Cooperation Zone, Foshan, and other cities in China. The men’s group stage will be held for one week in mid-September each year, and the men’s finals and the women’s finals will be held from early to mid-November each year, lasting 8-10 days.

●	The Formula One World Championship (F1) is proposed to be held in Guangzhou, China in 2025.

The total investment for these international top-level tennis tournaments and the F1 championship is approximately US$ 250 million which will be used in event costs and operational expenses.

The net profits derived from the investment in such top international sports events are expected to be:

●	Approximately US$ 8 million for the two international tennis events in 2024.

●	Approximately US$ 20 million for the international top-level men’s and women’s tennis championship in 2025.

●	Approximately US$ 45 million for the World Formula 1 Championship in 2025.

●	Over US$ 300 million for five years from 2025 to 2029, for hosting rights for both the international top-level men’s and women’s tennis championships and the renowned World Formula 1 Championship for a duration of five years.

Moving forward, both parties will continue to focus on investing in international top-level sports events such as volleyball, table tennis, badminton, swimming, soccer, basketball, sailing, and other sports projects.

Mr. Yinan Hu, CEO of HPH commented, “Participation in international top-level sports events signifies a substantial advancement in HPH’s internationalization and intelligence development strategy. In addition to generating significant cash flow and net profits for the Company, these projects also enhance our international image and bring opportunities to integrate and connect with the global community.”

About White Group

White Group was established in 2005. It is a privately-owned boutique investment and development firm based in Singapore. It is focused on acquiring, investing in, and managing businesses that develop solutions in real estate, technology, healthcare and sports culture, among others. Its primary interest is in China and Southeast Asia. Its investments seek to create long-term economic value for its partners. White Group, as a limited partner and cornerstone investor in the China-Singapore International Sports Industry Fund, is committed to collaborating with event organizers to develop international sports event intellectual property (IP) and associated products. These products include advertising, broadcast rights for television and radio, social media broadcasting rights, event memorabilia, electronic games related to the event, sports apparel and equipment, and other event-related products.

About Highest Performances Holdings Inc. (NASDAQ: HPH)

HPH was founded in 2010 with the aim of becoming a top provider of smart home and enterprise services. Its mission is to improve the quality of life for families worldwide, focusing on two main driving forces: “technological intelligence” and “capital investments.” HPH has a global strategic perspective and identifies high-quality enterprises with global potential for investment and operations. Its areas of focus include asset allocation, education and study tours, cultural tours, sports events, healthcare and elderly care and family governance.

HPH currently holds controlling interests in two leading financial service providers in China, namely Fanhua Inc., a technology-driven platform, and Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider.

Highest Performances Holdings Inc., formerly known as Puyi Inc., was renamed on March 13, 2024 to reflect its strategic transformation.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com

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